UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

(Rule 13d-1)

Under the Securities Exchange Act of 1934

PHYSICAL PROPERTY HOLDINGS INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

71943E 100

(CUSIP Number)

Ngai Keung Luk, Chairman and CEO

Physical Property Holdings Inc.

23/F AIA Tower

No. 183 Electric Road, North Point

Hong Kong

(011) (852) 2917-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014

(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.

Law Offices of Harold H. Martin, P.A.

19720 Jetton Road, 3rd Floor

Cornelius, North Carolina  28031

Tel: (704) 464-9528

Fax: (704) 464-9051

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 71943E 100	Schedule 13D/A	Page of 2 of 13

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ngai Keung Luk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

Number Of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 85,048,718

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 85,048,718

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,048,718 (Direct Ownership)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.5%

14	TYPE OF REPORTING PERSON IN

CUSIP No. 71943E 100	Schedule 13D/A	Page of 3 of 13

Item 1. Security and Issuer.

This Statement on Schedule 13D amends that certain Statement on Schedule 13D, filed with the Commission on April 26, 2001, by Ngai Keung Luk (“Mr. Luk”), a citizen and resident of Hong Kong.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of Physical Property Holdings Inc., a Delaware corporation (the “Issuer” or “PPYH”). At present, there are 90,000,000 issued and outstanding shares of Common Stock, and a total of 100,000,000 authorized shares of Common Stock.

The Reporting Person is Mr. Luk, who is the Chairman and Chief Executive Officer of PPYH. The Reporting Person is the beneficial owner of 85,048,718 shares of Common Stock in his own name, representing 94.5% of the issued and outstanding Common Stock of PPYH.

PPYH’s principal executive offices are located at 23/F AIA Tower, No. 183 Electric Road, North Point, Hong Kong.

Item 2. Identity and Background.

a.	The names of the Reporting Person is Mr. Luk.

b.	The business address of Mr. Luk is 23/F AIA Tower, No. 183 Electric Road, North Point, Hong Kong. The registered office of PPYH is also 23/F AIA Tower, No. 183 Electric Road, North Point, Hong Kong.

c.

Mr. Luk’s principal business is acting as the Chairman and Chief Executive Officer of PPYH.  PPYH’s principal business is real estate, holding five residential apartments in Hong Kong, from which 100% of its income is generated through rents paid by the tenants and its principal business address is 23/F AIA Tower, No. 183 Electric Road, North Point, Hong Kong.

d.	During the past five years, Mr. Luk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the past five years, Mr. Luk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Luk is a citizen and resident of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a binding Regulation S Offshore Stock Purchase Agreement, dated April 21, 2014 (the “Stock Purchase Agreement”), Mr. Luk acquired a total of 61,670,647 shares of PPYH’s common stock, $.001 par value (the “Common Stock”), in consideration for the cancellation of $61,670.65 of indebtedness owed by PPYH to Mr. Luk. The shares were issued at an effective price of $.001 per share, which the Board of Directors determined to be good and valuable consideration and fair to PPYH. Although this was a non-cash transaction, the source of the $61,670.65 loan to the company was cash from Mr. Luk's personal funds.

As previously stated herein, the Reporting Person is considered to be the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 85,048,718 shares of common stock of PPYH.

Item 4. Purpose of Transaction.

The purpose of the transaction was to enter into a binding Regulation S Offshore Stock Purchase Agreement in a private offering relating to the sale of a total of 61,670,647 shares of PPYH’s common stock, $.001 par value, to Mr. Luk in consideration for the cancellation of $61,670.65 of indebtedness owed by PPYH to Mr. Luk. The shares were issued at an effective price of $.001 per share, which the Board of Directors determined to be good and valuable consideration and fair to PPYH. The sale resulted in an increase in ownership of Mr. Luk from 23,378,071 shares of common stock (representing 82.52% of the total number of shares issued and outstanding) to 85,048,718 shares of common stock (representing 94.5% of the total number of shares issued and outstanding). After the sale, Mr. Luk remains in ”control” of PPYH within the meaning of the Securities Act of 1933, as amended.

CUSIP No. 71943E 100	Schedule 13D/A	Page of 4 of 13

The issuance was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation D Rule 506 and Section 4(a)(6) under the Securities Act, Section 4(a)(2) under the Securities Act and Regulation S under the Securities Act. PPYH relied upon, among other things, representations from Mr. Luk that he is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act as the basis for the Rule 506 and Section 4(a)(6) exemptions. In addition, PPYH relied upon, among other things, the fact that Mr. Luk was a sophisticated investor, could bear the risk of the investment from a financial point of view, and was given access to information about PPYH. Finally, PPYH relied upon the fact that Mr. Luk was not a “U.S. Person,” in concluding that it was entitled to rely upon the exemption provided by Regulation S.

The shares were issued by PPYH’s transfer agent bearing a restrictive legend. As a result of the issuance, PPYH has 90,000,000 issued and outstanding shares of common stock, and Mr. Luk’s 85,048,716 shares represent 94.5% of the total issued and outstanding number of shares.

Mr. Luk has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer .

a.      After the purchase of 61,670,647 shares of Common Stock by Mr. Luk pursuant to the Stock Purchase Agreement, PPYH had 90,000,000 shares of Common Stock issued and outstanding. As of the closing of the Stock Purchase Agreement, Mr. Luk beneficially owned 85,048,718 shares of Common Stock. Mr. Luk disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.      The following table indicates the number of shares as to which Mr. Luk has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Luk	85,048,718	94.5%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Luk	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Luk	85,048,718	94.5%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Mr. Luk	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

CUSIP No. 71943E 100	Schedule 13D/A	Page of 5 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer .

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships between Mr. Luk and between such persons and any person with respect to any securities of PPYH. Mr. Luk represents that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Offshore Stock Purchase Agreement, dated April 21, 2014, by and between Physical Property Holdings Inc. and Ngai Keung Luk

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NGAI KEUNG LUK

By: /s/ Ngai Keung Luk

Name: Ngai Keung Luk

Date: April 23, 2015